Notice of Exempt Solicitation

NAME OF REGISTRANT: The Travelers Companies, Inc.

NAME OF PERSONS RELYING ON EXEMPTION:  Arjuna Capital

ADDRESS OF PERSON RELYING ON EXEMPTION: 13 Elm St. Manchester, MA 01944

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934,* in connection with a proxy proposal to be voted on at the Registrant’s 2023 Annual Meeting. *Submission is not required of this filer under the terms of the Rule but is made voluntarily by the proponent in the interest of public disclosure and consideration of these important issues.

April 11, 2023

Dear The Travelers Companies, Inc. Shareholders,

We are writing to urge you to VOTE “FOR” ITEM 9 on the proxy card, which asks the Company to evaluate and report on how its insurance offerings can reduce/not increase racist police brutality. The Proposal makes the following request:

Resolved: Shareholders request Travelers report on current company policies and practices, and options for changes to such policies, to help ensure its insurance offerings reduce and do not increase the potential for racist police brutality, nor associate our brand with police violations of civil rights and liberties. The report should assess related reputational, competitive, operational, and financial risks, and be prepared at reasonable cost, omitting proprietary, privileged or prejudicial information.

We believe shareholders should vote “FOR” the Proposal for the following reasons:

1.	Racist police brutality is a pervasive societal issue that causes significant human, social, and financial harm.

2.	As one of the leading commercial providers of law enforcement liability insurance, Travelers is uniquely and powerfully situated to help abate the issue of racist police brutality.

3.	Travelers can mitigate reputational and financial risks associated with insuring municipal police departments.

4.	Greater transparency into Travelers law enforcement liability risks will hold the Company accountable to its stated goals while building trust with investors and customers.

1.	Racist police brutality is a pervasive societal issue that causes significant human, social, and financial harm.

a.	Police misconduct lawsuits in 2019 cost taxpayers over 300 million dollars. Over the past decade, police misconduct settlements in the largest police jurisdictions have cost taxpayers 3.2 billion dollars.[1,2]

b.	1000 civilians are killed each year by law enforcement officers in the United States, at a rate much higher than in other countries;[3]

c.	Black men are 2.5 times more likely than white men to be killed by police;[4]

d.	California data shows police were more than twice as likely to search and use force against Black people than other racial groups in 2021, despite being less likely to find contraband on members of those groups compared with white people;[5]

2.	As one of the leading commercial providers of law enforcement liability insurance, Travelers is uniquely and powerfully situated to help abate the issue of racist police brutality.

a.	Law enforcement liability insurance may have substantial influence over police misconduct. Through market incentives, insurers have the potential to curb or increase excessive force and racist police brutality.[6]

b.	As police brutality results in substantial human and financial costs, it is a business imperative for Travelers to understand, evaluate, and remediate the ways in which it may unknowingly contribute to racist police brutality.

3.	Travelers can mitigate reputational and financial risks associated with insuring municipal police departments.

a.	Issues of moral hazard associated with insuring law enforcement raises obvious and significant ethical and reputational risks for Travelers. In the wake of the Black Lives Matter protests of 2020 and the recent murder of Tyree Nichols, systemic racism and racist police brutality remain major social justice issues in need of resolve. More than ever, there is a spotlight on law enforcement activities that raise significant issues of social justice.

b.	A failure to appropriately address these issues poses significant risk to Travelers’ brand, and ultimately shareholder value. This Proposal may mitigate the following risks:

_____________________________

1 https://abcnews.go.com/US/millions-lawsuit-settlements-hidden-cost-police-misconduct-legal/story?id=70999540

2 https://www.washingtonpost.com/investigations/interactive/2022/police-misconduct-repeated-settlements/

3 https://www.prisonpolicy.org/blog/2020/06/05/policekillings/

4 https://www.newsweek.com/black-men-2-5-times-more-likely-killed-police-white-men-1452549

5 https://www.theguardian.com/us-news/2023/jan/03/california-police-force-against-black-people-report

6 https://papers.ssrn.com/sol3/papers.cfm?abstract_id=2733783

i.	Reputational risks: Assessing the Company’s underwriting of police departments could reduce instances of reputational damage. As a commercial insurer of law enforcement, the Company is at the forefront of defending police brutality cases. This is a matter of company reputation and shareholder value.

ii.	ESG due diligence risks: Travelers makes significant claims regarding its ESG performance yet lacks appropriate disclosure of its strategy on this critical social issue. As a leading commercial insurer of law enforcement, it is important that Travelers can provide this ESG information to fiduciaries who are working to assess and monitor the company’s ESG performance.

iii.	Investor misalignment: Investors have shown significant interest in ensuring that portfolio companies do not reinforce systemic racism. Shareholder proposals on racial justice and DEI have been widely supported by investors. Given these issues are a priority for investors, it is important that Travelers thoroughly assesses ways in which its law enforcement liability insurance offerings may be inconsistent with investors’ commitment to racial justice.

4.	Greater transparency into Travelers law enforcement liability risks will hold the Company accountable to its stated goals while building trust with investors and customers.

a.	Although Travelers claims that it already assesses law enforcement liability risks throughout the underwriting process, the proposal is specifically asking for transparency into this process. Fulfilling the proposal would allow shareholders to understand “current company policies, and options for changes to such policies, to help ensure its insurance offerings reduce and do not increase potential for racist police brutality, nor associate our brand with police violations of civil rights and liberties.” This transparency is crucial for ensuring accountability and maintaining shareholders’ and customers’ trust.

Board Opposition Statement

In the opposition statement, the Board references its diversity and inclusion efforts and underwriting efforts in an attempt to explain why an assessment of its law enforcement liability practice and potential contributions to racist police brutality is unnecessary. Yet, implementation of this Proposal will help ensure alignment with its proclaimed DEI and ESG commitments, assist the company in identifying any vulnerabilities associated with this business line, and reinforce trust with investors regarding the effective management of its law enforcement liability insurance practice.

Additionally, the Board attempts to argue that implementation of this Proposal would result in an “unnecessary expense and use of management time and resources.” We disagree with this assertion, and believe this Proposal is a crucial use of time and resources, given the substantial risks inherent in providing law enforcement liability insurance. Importantly, the company’s arguments attempting to negate the importance of this Proposal were presented by the Company to the SEC in 2022 when it sought to exclude the Proposal from the ballot. The SEC found Travelers’ arguments to be without merit, leading to its presentation before shareholders today.

1.	The Proposal does not interfere with the Company’s underwriting strategy.

•	In its opposition statement, Travelers misrepresents the objective of the Proposal. The Proposal does not attempt to direct the underwriting process. Instead, the Proposal’s resolved clause clearly requests the Company “report on current policies and practices, and options for changes to such policies, to help ensure its insurance offerings reduce and do not increase the potential for racist police brutality.” There are various ways for the company to address our concerns, including, for example, educational and training related activities, considerations the company deploys prior to insuring law enforcement, etc. The Proposal does not inquire into the intricacies of underwriting and does not even demand that Travelers creates policies that address police brutality. This proposal is simply asking for a report at a broad level and appropriate for investors, addressing the significant policy issue of systemic police brutality.

2.	Although Travelers claims it already substantially assesses law enforcement liability risk through its robust underwriting process, this Proposal requests an assessment of and transparency into this process.

•	As racist police brutality poses the substantial human and social risks discussed above, it is relevant for Travelers to make transparent to investors its current processes of screening law enforcement clients on issues such as implicit bias training, de-escalation, community policing strategies, and other activities relevant to racist police brutality.

3.	The risks associated with systemic racism and police brutality do not correlate with the percentage of revenue received from law enforcement liability.

•	Although Travelers’ Law Enforcement Liability policies account for a small percentage of the Company’s net written premiums, the Company is recognized as a leading commercial provider of law enforcement insurance. As a main insurer, it faces large reputational risks despite the ratio of revenue these policies hold. Travelers engages in activities that could jeopardize its reputation by potentially associating the brand with the exacerbation of human rights abuses. Additionally, systemic racism and police brutality have a broad societal impact regardless of the percentage of revenue received from these policies.

4.	This Proposal would not compromise the Company’s legal strategy in litigation.

•	The Proposal provides sufficient flexibility for the Company to fulfill the Proposal’s request without implicating its legal strategy as it states that a report should omit “proprietary, privileged or prejudicial information.” The argument advanced by the Company of legal implication, if taken to its logical conclusion, would imply that insurance companies are not beholden to respond to their shareholders on any issue with which the Company engages in underwriting. This simply is not true, and was denied by the SEC. If this statement were true, it would deprive investors of access to the most significant issues facing our Company. Additionally, Travelers already publishes educational materials on its website on many other issues that are undoubtedly the subject of litigation. As the Proposal provides flexibility, we entrust the Company to make appropriate judgments as to what to disclose in order to not implicate any litigation.

Conclusion

For all the reasons provided above, we strongly urge you to support the Proposal. Racist police brutality associated with the Company’s brand poses significant reputational, legal, and financial risks. We believe this Proposal is in the long-term best interest of shareholders.

Please contact Julia Cedarholm at juliac@arjuna-capital.com for additional information.

Sincerely,

Natasha Lamb

Arjuna Capital

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Arjuna Capital is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proxy Item 9 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and Arjuna Capital as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.